Filed Pursuant to Rule 433

Registration Statement Nos. 333-239060, 333-239060-01,
333-239060-02, 333-239060-03, and 333-239060-4

Amcor Flexibles North America, Inc.

US$500,000,000 4.000% Guaranteed Senior Notes due 2025

With full and unconditional guarantees
as to payment of principal and interest by each of
Amcor plc
Amcor Finance (USA), Inc.
Amcor UK Finance plc
Amcor Pty Ltd.

Pricing Term Sheet — May 10, 2022

Issuer:	Amcor Flexibles North America, Inc.

Guarantors:	Amcor plc, Amcor Finance (USA) Inc., Amcor UK Finance plc and Amcor Pty Ltd

Principal Amount:	US$500,000,000

Ranking:	Senior Unsecured

Format:	SEC Registered Global Notes

Trade Date:	May 10, 2022

Settlement Date*:	May 17, 2022 (T+5) (New York Business Days for Settlement)

Maturity Date:	May 17, 2025

Benchmark Treasury:	UST 2.625% due April 15, 2025

Benchmark Treasury Price and Yield:	99-15+ / 2.809%

Spread to Benchmark Treasury:	T+120 bps

Coupon:	4.000% per annum (payable semi-annually)

Re-Offer Yield:	4.009% semi-annual

Re-Offer Price:	99.975%

Fees:	25 basis points

All-in Price:	99.725%

Redemption Amount:	100% of face value at Maturity Date

Interest Payment Dates:	Payable semi-annually in arrears on May 17 and November 17 of each year, beginning November 17, 2022 and ending on the Maturity Date, subject to the Following Business Day Convention

Optional Redemption:	Make-Whole Call: T+20 bps at any time before April 17, 2025 Par call at any time on or after April 17, 2025

Day Count:	30/360, unadjusted

Business Day Convention:	Following Business Day Convention

Business Days:	New York, London, Sydney, Melbourne

Governing Law:	State of New York law

CUSIP:	02343J AA8

ISIN:	US02343JAA88

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

Joint Book Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC UniCredit Capital Markets LLC

*Note: It is expected that delivery of the Notes will be made to investors on or about May 17, 2022, which will be the 5th business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date of delivery will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to two business days before the date of delivery should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the sender. This document may not be reproduced, distributed or published by any recipient for any purpose. This document has been prepared for information purposes only and does not take into account the specific requirements, investment objectives or financial circumstances of any recipient. The recipient should seek independent financial, legal, tax and other relevant advice and should independently verify the accuracy of the information contained in this document.

No EEA PRIIPs KID — No EEA PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the European Economic Area.

No UK PRIIPs KID — No UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the United Kingdom.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The information in this pricing term sheet supplements the Issuer’s preliminary prospectus supplement, dated May 10, 2022 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Before you invest, you should read the Preliminary Prospectus, together with the prospectus in that registration statement and other documents each of the Issuer and Amcor plc has filed with the SEC for more complete information about the Issuer, Amcor plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146.

The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

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